[American Greetings Letterhead]

February 4, 2013

Ms. Beverly A. Singleton

United States Securities and Exchange Commission

Washington, DC 20549

VIA EDGAR

RE:	American Greetings Corporation

Form 10-K for the Fiscal Year Ended February 29, 2012

Filed April 30, 2012

Form 10-Q for the Quarterly Period Ended November 23, 2012

Filed January 2, 2013

File No. 1-13859

Dear Ms. Singleton:

Thank you for speaking with me regarding the Staff’s comment letter dated January 31, 2013 regarding the above referenced filings. As we discussed, this letter confirms our conversation where you agreed to extend the due date of our response until March 1, 2013. Thank you for your flexibility. If you have any questions, please do not hesitate to contact me directly.

Sincerely,

/s/ Stephen J. Smith

Stephen J. Smith

Senior Vice President and

Chief Financial Officer